UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant’s name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release dated April 28, 2009 of Diana Shipping Inc. announcing that it has changed the date and time of its first quarter 2009 conference call.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: April 28, 2009	By:	/s/ Anastassis Margaronis
Anastassis Margaronis President

Exhibit 1

Corporate Contact: Ioannis Zafirakis Director, Executive Vice-President and Secretary Telephone: + 30-210-9470100 Email: izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations: Edward Nebb Comm-Counsellors, LLC Telephone: + 1-203-972-8350 Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES CHANGE IN DATE AND TIME
FOR FIRST QUARTER 2009 CONFERENCE CALL/WEBCAST

ATHENS, GREECE, April 28, 2009 – Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the transportation of dry bulk cargoes, today announced that it has changed the date and time of its first quarter 2009 conference call.  The conference call and simultaneous webcast will now take place at 9:00 A.M. (Eastern Daylight Time) on Wednesday, May 6, 2009.

As previously announced, the Company’s financial results for the first quarter ended March 31, 2009 will be released before the opening of the U.S. financial markets on Wednesday, May 6, 2009.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link.  The conference call also may be accessed by telephone by dialing 1-877-870-4399 (for U.S.-based callers) or 1-706-679-6101 (for international callers), and providing the operator with the Conference ID number 97436447.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.dianashippinginc.com.  A telephone replay will be available by dialing 1-800-642-1687 (for U.S.-based callers) or 1-706-645-9291 (for international callers), and providing the Conference ID number 97436447.

About the Company
Diana Shipping Inc. (NYSE: DSX) is a global provider of shipping transportation services.  The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

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SK 23159 0002 990823